U.S. Securities and Exchange Commission
                                Washington, D.C.

                                                                 SEC File Number
                           Notification of Late Filing              33-35580-D
                                                                   CUSIP Number
                                                                      7372


           [X] Form 10-K  [ ] Form 11-K  [ ] Form 28-F  [ ] Form 10-Q

                       For period ended: December 31, 2000

  Read instructions (on back page) Before Preparing Form. Please type or print

    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.



If the certification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: entire report


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Part I - Registrant Information
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Full Name of Registrant             Burst.com, Inc.


Former Name if Applicable           Instant Video Technologies, Inc.

Address of Principal Executive Officer (Street and Number)

                                    500 Sansome Street, Suite 500

City, State and Zip Code

                                    San Francisco, CA 94111

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Part II - Rules 12b-25 (b) and (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


    [X] (b) The subject annual report / portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report / portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


    [X] (c) The accountant's statement or other exhibit required by Rule
         12b-25(s) has been attached if applicable.


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Part III - Narrative
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State below in reasonable detail the reason why the Form 10-K, 11-K, 28-F or
10-Q or portion thereof, could not be filed within the prescribed time period.


         The Form 10-K could not be filed within the prescribed time period because of recent events requiring disclosure on the 10-K. Such delays could not be eliminated by the Registrant without unreasonable effort or expense. The form 10-K will be filed as soon as practicable, but in no event later than the fifteenth business day following the prescribed due date.


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Part IV - Other Information
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(1)      Name and telephone number of person to contact in regard to this notification.


         Jeffrey D. Wilson          415                      391-4455


         (Name)                     (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


       We have incurred significant losses since our inception, and as of December 31, 2000, we had an accumulated deficit of $56,599,089 and cash on hand of $296,584. Our operating expenses as of December 31, 2000 were approximately $450,000 per month. As of March 29, 2001, we had approximately $75,000 cash on hand. As previously disclosed, we have been pursuing a business plan that envisioned raising significant additional capital to continue developing and marketing our products. However, sales of our newly released products have been slower than expected and we have not been successful in raising the additional capital necessary to implement our original business plan. We believe that in view of the limited market demand for our products and the sea change in market conditions that emerging new technology companies have faced since April of last year, it no longer appears realistic for us to pursue such a comprehensive, capital intensive plan. As of March 16, 2001, we have reduced projected operating expenses to approximately $300,000 per month, primarily by closing all but one of our marketing offices and reducing our workforce from 95 to 18. The remaining staff are key administrative, financial, legal, engineering, and sales staff considered necessary to preserve continuity. Our immediate goal is to seek additional financing to maintain limited operations and seek a combination of our business with a strategic partner or a sale of all or a portion of our technology. There can be no assurance that we will be successful in our efforts to raise capital or, if successful, that we will succeed in efforts at combining our business with a strategic partner or selling our technology, in which case we would be required to terminate our operations.

       The Company received notice from Nasdaq on December 21, 2000 that its common stock failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive trading days, as required by Marketplace Rule 4310(c)(4) (the "Rule"). In accordance with Marketplace Rule 4310(c)(8)(B), the Company has 90 calendar days, or until March 21, 2001, to regain compliance with this Rule. If at any time before March 21, 2001 the bid price of the Company's common stock is at least $1.00 for a minimum of 10 consecutive trading days, Nasdaq will determine if the Company complies with the Rule. However, if the Company is unable to demonstrate compliance with the Rule on or before March 21, 2001, Nasdaq will provide the Company with written notification pursuant to Marketplace Rule 4815(a) that Nasdaq will file an action to de-list its common stock. At that time, the Company may request a review of Nasdaq's determination pursuant to Marketplace Rule 4800 Series. The Company, by filing this Form 10-K, has failed to maintain the net tangible assets requirement of $2,000,000, or the market capitalization requirement of $35,000,000, or the net income in the latest fiscal year requirement of $500,000.

RESULTS OF OPERATIONS

Revenue

         During the year ended December 31, 2000, the Company earned revenue of approximately $499,376 compared to $0.00 for 1999. We completed the commercial release of our Burstware(R) suite of products in November 1999 and commenced shipments in February 2000. During 2000, we also introduced our content hosting service, which enables our customers to store their audio-video content on our Burstware servers for delivery to their employees, customers or other end-users over broadband networks. During 2000, our customer Interzest accounted for 60% of revenues. No other single customer accounted for more than 10% of our revenues.

Cost of Revenue

         The product cost of revenue recorded for 2000 consisted primarily of the cost of equipment purchased from a third-party, which was resold to a customer in connection with a software sale. Resale of equipment is not part of our sales strategy, and we do not plan to make such sales to any significant degree in the future. The Company had no cost of revenue for the year ended December 31, 1999.

Operating Expenses

       Operating expenses were estimated to be $18,402,381 for the year ending December 31, 2000, as compared to $11,509,619 during the same period in 1999. This resulted in total operating expenses increasing by approximately $6,892,762 for the year ending December 31, 2000, over the same period in 1999. Research and development increased by approximately $223,596 for the year ending December 31, 2000, over the same period in 1999. There were increases of approximately $3,990,008 for sales and marketing and approximately $2,679,158 in general and administrative for the year ending December 31, 2000, over the same period in 1999. The increased costs were primarily a result of an overall increase in business activity and the establishment and expansion of our sales force, marketing programs and building out of our content hosting services in particular, as more fully explained below.

Sales and Marketing

       For the year ending December 31, 2000, sales and marketing expenses were estimated to be $8,175,525, as compared to $4,185,517 during the same period in 1999. Sales and marketing expenses consisted primarily of advertising and other marketing related expenses, compensation and employee-related expenses, sales commissions, and travel costs. The increase in absolute dollars is primarily attributable to an increase in advertising costs and increases in compensation expense associated with growth in our direct sales force and marketing personnel. As of November 16, 2000, over 70% of sales, marketing, support and business development staff has been eliminated, resulting in significant cost reductions and revenue expectations going forward. As of March 16, 2001, all but two sales and marketing staff remain and six of seven sales offices have been shut down.

Research and Development

       For the year ending December 31, 2000, research and development expenses were estimated to be $4,300,328 as compared to $4,076,732 during the same period in 1999. Research and development expenses consisted primarily of payroll and related expenses incurred for enhancements to and maintenance of our Burstware(R) technology and other operating costs. The increase for the year ending December 31, 2000 is primarily attributable to increases in the number of engineers that developed and enhanced our software technologies. As of March 16, 2001, all but one research and development staff remains and we have cut back drastically in our product development spending.

General and Administrative

       For the year ending December 31, 2000, general and administrative expenses were estimated to be $5,926,528 as compared to $3,247,370 during the same period in 1999. General and administrative expenses consist primarily of compensation and fees for professional services, and the increase in absolute dollars is attributable to increases in these areas. We believe that general and administrative expenses will continue at reduced levels in future periods, as a result of the decreases in personnel discussed above.



                  Burst.com, Inc.
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         Name of Registrant as specified in charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 2, 2001                               By:   /s/ Richard Lang
                                                      Richard Lang, Chairman and
                                                      Chief Executive Officer


INSTRUCTION:   The form may be signed by an executive officer of the
               registrant or by any other duly authorized representative.
               The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (Sec 18 U.S.C. 1001)

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


March 30, 2001

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(C) under the Securities Exchange Act of 1934 and in satisfaction of item (C) of Part II of Form 12b-25.

We are the independent auditors of Burst.com, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2000 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2000 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements  made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because of Registrant's staff reduction in November of 2000 which delayed their preparation for, and thus our completion of, the audit. Such delays could not be eliminated by the Registrant without unreasonable effort or expense, and, as a result, have not yet had sufficient time to complete the auditing procedures, which we consider necessary in the circumstances.


Very truly yours,



BDO Seidman, LLP